Exhibit (a)(3)

April 27, 2009

Dear Shareholder,

We are pleased to inform you that InFocus Corporation (“InFocus”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Image Holdings Corporation (“IHC”) and IC Acquisition Corp., a wholly owned subsidiary of IHC (“Purchaser”). IHC and Purchaser are controlled by John Hui, an accomplished entrepreneur. Pursuant to the Merger Agreement, Purchaser has commenced a tender offer (the “Offer”) for each share of InFocus common stock, at a price per share of $0.95 net to the seller in cash, without interest and subject to any required withholding of taxes. The Offer is subject to conditions, including the tender of a minimum of 65% of the outstanding shares of InFocus common stock on a fully diluted basis, the absence of a material adverse change with respect to InFocus, and other customary conditions. If successful, the Offer will be followed by the merger of Purchaser into InFocus (the “Merger”), as a result of which each share of InFocus common stock not purchased in the Offer (other than shares held by InFocus, IHC, Purchaser, and any InFocus shareholder who perfects dissenter’s rights, if any, under Oregon law with respect to the Merger) will be converted into the right to receive the same per share cash consideration paid in the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, on May 22, 2009.

Your Board of Directors has unanimously determined that the Offer and the Merger, taken together, are fair to and in the best interests of InFocus and its shareholders, adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, and recommends that InFocus shareholders accept the Offer, tender their shares of InFocus common stock to Purchaser pursuant to the Offer.

In arriving at its recommendation, your Board of Directors carefully considered a number of factors. Those factors are discussed in the attached Schedule 14D-9.

In addition, enclosed are the Purchaser’s Offer to Purchase, dated April 27, 2009, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the Offer and provide information on how to tender your InFocus shares to Purchaser. We urge you to read these documents and to consider this information carefully.

On behalf of the management and the Board of Directors of InFocus, we thank you for the support you have given to InFocus over the years.

Very truly yours,

Robert G. O’Malley
President and Chief Executive Officer